2024 REPORT

Offline


WATCH OUR VIDEO FIRST!

LETTER

Dear investors,

I appreciate your engagement and responsiveness to the bimonthly investor emails and video updates I send out. If you are an Offline investor and, for some reason, have not been receiving these updates, please reach out to me at david@letsgetoffline.com to ensure you're on the list.
Your support, feedback, and connections have been instrumental in shaping the company, and I truly appreciate it.

We need your help!

If any investors have experience in cold calling, email lead generation, or outbound sales strategy and are interested in helping us accelerate restaurant acquisition, we would love your support. As we continue expanding into new markets, increasing the number of

we continue expanding into new markets, increasing the number of high-quality restaurant partners is critical to both membership retention and long-term revenue growth. If you have expertise in prospecting, building scalable outreach systems, or refining conversion tactics, your insights could make a meaningful impact. Whether it's advising our team, connecting us with potential leads, or sharing proven strategies, we would greatly appreciate your involvement. Please reach out if you'd be open to discussing ways to contribute.

Sincerely,

David Shaner

Founder & CEO

John B. Leath Jr.

Director

Michael M. Holt

Director

How did we do this year?

REPORT CARD

B-

☺ The Good

We successfully scaled from four cities to ten, demonstrating our ability to launch and operate new markets.

We hit all-time highs in both cash and accrual MRR, reinforcing the strength of our revenue model.

We more than doubled our network of active restaurant partners, growing from approximately 250 to over 500

☹ The Bad

Our 2024 market launches underperformed compared to 2023's trajectory.

We launched a new product experience that was well received qualitatively but did not create the expected improvements in engagement.

We did two rounds of layoffs to align our cost structure with our revenue reality

2024 At a Glance

January 1 to December 31


$$$$

$1,937,619 +33%
Revenue



-$2,193,154
Net Loss


IOU!



$615,794 +21%
Short Term Debt

$1,997,652
Raised in 2024



$214,655
Cash on Hand
As of 03/19/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,453,228
-$1,679,944
$1,937,619
-$2,193,154
2023
2024

Net Margin: -113% Gross Margin: 87% Return on Assets: -751% Earnings per Share: -$1.42

Revenue per Employee: $276,803 Cash to Assets: 73% Revenue to Receivables: 214,338

Debt Ratio: 211%

Offline_Financials_and_CPA_Review_Report_2020_and_2021__1_.pdf

Offline_Media_s_Financials_and_CPA_Review_Report_for_2022.pdf

2024_Financials.pdf

2023_Financials.pdf

offline_Template_Financial_Report_2023-2024.pdf

We ❤ Our 980 Investors

Thank You For Believing In Us

Paul Clark
Jonathan Herrera
Randy R Osborn
Doug Bray
Lance Recker
Jason G Croft
Holly Rowe
Krown Deon
Michael Thaney
Eric S. Seigel
Joseph Marshall Touma
Quang Ho
Nyanza Moore, Esq.
Badal Haider
Viileeu Teofilo
Alexander Clarence...
Jessica Israel-...
Nahiem Hood
Tyler Barnhill
Jeff Dion
Tasala Rufai
Casher Holt
Marc Leprince
James Demby
Nigel Sharp
Dwayne Martin
Jim Nealon
Vitalii Bandura
Danielle Fong
Kyle Seidel
Patrick Nealon
Arlene Borg, Realtor
Nate Jewell
James Isaacs
Isabell Lee
Jay Dawkins
Richard Goldstein
Frank Pobutkiewicz
Dietrick Williams
Melina Glackin
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Christopher Peterkin

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Nathan Argenta
Rodney Leonard...
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Kapeesh...
Adel Ali Al-Malki
Eddie Ler
Offe Lac
John F Wingate
John Ferguson Jr
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Nick Marinos
Incolo Life
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Jessica Strait
Davis Dudchock
Chloe Williams
Samuel Park
Olivia Jung
Brandon Copeland
Razvan Marescu
Josh Miller
Sonny Visco
James Fredley
Greg Carkhuff
Janice Holloway
Kevin King
Lauren McCullough
David Steele
Jim George
Anna Choiniere
William Cocker
William Cromwell

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Kevin Fulmer
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Eduard Bogel
Julie McCartan
Alyson Sion
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Liam King
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Kianna Brim
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David Peltier
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Jamahl Bennett
Ryan Lavery
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Jennipher Branch
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Shalonda Carney...
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Steven Sanders
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Diane Meehan
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Mary Junell
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The Gamer2016
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Harlan Downs-Tepper
Julia Lucas
Alan Cavanna
Claire Raftery Spiro
Emily Nicole Varner
Paul Miraldi
Kathy Richards
Carson Coleman
Karen Moore
Denise Harris

Thank You!

From the Offline Team



David Shaner

Founder & CEO

Built fastest growing media company for millennials in the southeast. 10 years experience with hyperlocal business models. TBJ 40 under 40.





Taylor Smith

VP of Product & Technology

Former founder/CEO of $1M revenue software development company in SF.

AnnaLaura Cromwell

VP of Marketing

Ran a 1.8M subscriber YouTube channel before skyrocketing Offline’s *online* social presence.



Hannah Sobhan

VP of Sales

Former D1 gymnast turned sales powerhouse. 7 years sales expertise leading both a top-tier sales team and customer...



Ramy Kerdany

VP of Growth

2x former founder, LaunchHouse alum, and venture fellow, now leading Offline's growth teams



Stephen Larson

Chief Revenue Officer

Ex-Founder. OG Offline Advisor-turned-operator. Uncanny ability to drive growth in startups, multinational...

Details

The Board of Directors

The Board of Directors

Director	Occupation	Joined
David Shaner	CEO @ Offline Media, Inc	2012
Michael M. Holt	CFO and COO @ Buckner HeavyLift Cranes	2012
John B. Leath Jr.	CEO / Owner @ Acucote	2012
Roger Gant III	Retired @ Retired	2014

Officers

Officer	Title	Joined
David Shaner	CEO	2012
George (Page) West	Engineering Lead	2013
Taylor Smith	COO	2017

Voting Power

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2013	$60,091	Preferred Stock	Section 4(a)(2)
05/2014	$99,994	Preferred Stock	Section 4(a)(2)
04/2016	$719,668	Preferred Stock	Section 4(a)(2)
12/2020	$2,405,707	Preferred Stock	Section 4(a)(2)
01/2021	$85,400		Other
04/2022	$85,300		Other
07/2022	$399,028	Preferred Stock	Section 4(a)(2)
07/2022	$25,000		Other
10/2022	$319,898		4(a)(6)
10/2022	$1,680,102		506(c)
02/2024	$1,637,631	Preferred Stock	Section 4(a)(2)
04/2024	$360,021		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA	01/30/2021	$85,400	$0	1.0%	01/21/2026	
SBA	04/29/2022	$85,300	$0	1.0%	01/21/2026	
Capchase	07/30/2022	$25,000	$0	8.3%	07/30/2023	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,700,000	270,022	Yes
Preferred Stock	1,274,047	1,274,047	Yes

Warrants:	0
Options:	532

Form C Risks:

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company relies on Amazon Web Services for hosting and other third party technology vendors such as Stripe for payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Offline's user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

The Company’s future success depends on the continued services and performances of key management, consultants and advisor. Also, the Company’s future success may further depend on the Company’s ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

The Company might not sell enough securities in this offering to meet its operating needs and

fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and

market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Offline Media, Inc.

North Carolina Corporation
Organized February 2012
7 employees
150 Fayetteville St Suite 300
Raleigh NC 27610 https://letsgetoffline.com

Business Description

Refer to the Offline profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Offline is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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